Decarbonization Plus Acquisition Corporation

2744 Sand Hill Road

Menlo Park, CA 94025

(212) 993-0076

October 19, 2020

VIA EDGAR

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Brigitte Lippmann
Office of Real Estate & Construction

Re:	Decarbonization Plus Acquisition Corporation
Form S-1 Registration Statement
File No. 333-248958

Dear Ms. Lippmann:

Decarbonization Plus Acquisition Corporation (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-248958), be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 pm (Eastern time) on, Monday, October 19, 2020, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 and that such effectiveness also be confirmed in writing.

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Sincerely,

Decarbonization Plus Acquisition Corporation

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Chief Financial Officer, Chief Accounting Officer and Secretary

cc:	Davis Polk & Wardwell LLP
Derek J. Dostal
Deanna L. Kirkpatrick

Vinson & Elkins L.L.P.
E. Ramey Layne
Brenda Lenahan

[Signature Page to Company Acceleration Request]